Exhibit 6.2

MVRK Tobacco Manufacturing LLC

March 05, 2020

Memo: Equipment Right of Use

Equipment Right of Use Agreement between MVRK Tobacco Manufacturing LLC LLC (MVRKT) and North Carolina Tobacco Manufacturing LLC (NCTM).

MVRKT will allow NCTM the right of use of its equipment for a fee of $.0002/stick manufactured by NCTM. NCTM will have no control over the use of the equipment.